

Mail Stop 3030

July 13, 2009

Via U.S. Mail

Mr. Thomas H. Werner
Chief Executive Officer
SunPower Corporation
3939 North First Street
San Jose, CA   95134

> **Re: SunPower Corporation**
> **Form 10-K for the fiscal year ended December 28, 2008**
> **Filed February 26, 2009**
> **File No. 1-34166**

Dear Mr. Werner:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief